UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

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                            SEC File Number 000-25675

                             Cusip Number 70337V108

                           NOTIFICATION OF LATE FILING



(Check one)    [X] Form 10-K and Form 10-KSB  [_] Form 20-F  [_] Form 11-K
               [_] Form 10-Q and Form 10-QSB  [_] Form 10-D  [_] Form N-SAR
               [_] Form N-CSR

         For period ended   DECEMBER 31, 2004
                          -------------------------------------

         ___ Transition Report on Form 10-K and Form 10-KSB

         ___ Transition Report on Form 20-F

         ___ Transition Report on Form 11-K

         ___ Transition Report on Form 10-Q and Form 10-QSB

         ___ Transition Report on Form N-SAR

         For the transition period ended ___________________________

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

________________________________________________________________________________


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


                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant            PATRON SYSTEMS, INC.
                                ------------------------------------------------

         Former name if applicable
                                   ---------------------------------------------

         Address of principal executive office (STREET AND NUMBER)

                       500 N. MICHIGAN AVE., STE. 300
         -----------------------------------------------------------------------

         City, state and zip code           CHICAGO, ILLINOIS 60611
                                 -----------------------------------------------


                                    PART II
                             RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        |(a)      The reasons described in reasonable detail in Part III of this
        |         form could not be eliminated  without  unreasonable  effort or
        |         expense;
        |(b)      The subject  annual  report,  semi-annual  report,  transition
        |         report on Form 10-K, Form 10-KSB,  Form 20-F, Form 11 -K, Form
   [X]  |         N-SAR or Form N-CSR,  or portion  thereof  will be filed on or
        |         before the fifteenth calendar day following the prescribed due
        |         date; or the subject  quarterly report or transition report on
        |         Form 10-Q, 10-QSB or subject distribution report on Form 10-D,
        |         or  portion  thereof,  will be filed on of  before  the  fifth
        |         calendar day following the prescribed due date; and
        |(c)      The  accountant's  statement or other exhibit required by Rule
        |         12b-25(c) has been attached if applicable. PART III NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

                  The Registrant's Form 10-KSB, for the fiscal year ended December 31, 2004, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by Registrant within such time period without unreasonable effort or expense.

                                    PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

    ROBERT CROSS                             (312)                 396-4031
--------------------------------------------------------------------------------
       (Name)                             (Area Code)         (Telephone Number)


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


         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
no, identify report(s).                                         [_] Yes   [X] No

         The registrant has not filed an annual report on Form 10-KSB for the fiscal year ending December 31, 2003, and quarterly reports on Form 10-QSB for each of the quarters ending March 31, June 30, and September 30, 2004.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                                [X] Yes   [_] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              PATRON SYSTEMS, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 1, 2005                  By:    /s/ Robert Cross
                                           ------------------------
                                    Name:  Robert Cross
                                    Title: Chief Executive Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).


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PART IV - OTHER INFORMATION

(3)      EXPLANATION OF ANTICIPATED CHANGE

The Registrant has not filed financial statements for the fiscal year ended December 31, 2003 and for each of the quarterly periods in the fiscal year ended December 31, 2004. The Registrant intends to file financial statements for each of these periods and anticipates that these statements will reflect changes in the Registrant's financial condition over the stated period.


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